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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___December 1, 2004___AND ENDING___November 30, 2005___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road   Suite 113 C
(No and Street)

Calabasas   California   91302
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Richard A. Leach   (818) 225-1210
        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
        (Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Richard A. Leach_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investment Security Corporation_____, as of __November 30_____, 20 _05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _Ca(i∫orNia_
County of _Los AnCeler_
Subscribed and sworn (or affirmed) to
before me this _28_ day of _Dec_, _2005_

_____
Notary Public

By: _____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Investment Security Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2005



Independent Auditor's Report

Board of Directors
Investment Security Corporation

We have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America .

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2005

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Investment Security Corporation
Statement of Financial Condition
November 30, 2005

Assets

Cash and cash equivalents	$ 25,320
Accounts receivable	54,605
Prepaid taxes	32
Total assets	**$ 79,957**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 743
Deferred income	2,547
Commissions payable	48,906
Income taxes payable	155
Total liabilities	**52,351**

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	16,606
Total stockholder's equity	**27,606**
Total liabilities and stockholder's equity	**$ 79,957**

The accompanying notes are an integral part of these financial statements.

-1-

Investment Security Corporation
Statement of Income
For the year ended November 30, 2005

Revenue

Commission income	$ 2,143,913
Fees income	28,685
Interest and dividends	170
Other	8,897
Total revenue	2,181,665

Expenses

Commissions and floor brokerage	1,935,195
Communications	1,220
Occupancy and equipment rental	5,012
Interest	3
Taxes, other than income taxes	993
Other operating expenses	222,605
Total expenses	2,165,028
Income (loss) before income tax provision	16,637
Income tax provision	6,679
Net income (loss)	$ 9,958

Investment Security Corporation
Statement of Changes of Stockholder's Equity
For the year ended November 30, 2005

	Common Stock	Additional Paid - in Capital	Retained Earnings	Total
Balance, November 30, 2004	$ 1,000	$ 10,000	$ 6,648	$ 17,648
Net income (loss)	–	–	9,958	9,958
Balance, November 30, 2005	$ 1,000	$ 10,000	$ 16,606	$ 27,606

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Cash Flows
For the year ended November 30, 2005

Cash flows from operating activities:

Net income (loss)		$ 9,958
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (42,545)	
Prepaid income taxes	154	
Deferred tax asset	5,538	
Other assets	40	
(Decrease) increase in:		
Accounts payable	(8,184)	
Income tax payable	(584)	
Commissions payable	38,059	
Deferred income	297	
Total adjustments		(7,225)
Net cash and cash equivalents provided by (used in) operating activities		2,733
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		2,733
Cash and cash equivalents at beginning of year		22,587
Cash and cash equivalents at end of year		$ 25,320

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$	832
Interest	$	3

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated, in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers ("NASD") on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the NASD and the Securities Investors Protection Corporation ("SIPC").

The Company's principal business is to serve in the capacity as the broker dealer for the offering and selling of private placements, IRC section 529 plans, mutual funds and variable insurance products at the retail level.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consists of bank accounts and money market accounts.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Note 2: <u>INCOME TAXES</u>

The income tax provision consists of the following:

Federal taxes	$	341
State taxes		800
Current tax provision		1,141
Federal deferred taxes (benefits)		3,516
State deferred taxes (benefits)		2,022
Deferred tax provision		5,538
Total income tax expenses (benefits)	$	6,679

Deferred income tax expenses are recognized for the tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

For the year ended November 30, 2005, the Company paid an accounting firm controlled by its former owner $14,600, included in other operating expenses, for financial statement and tax preparation, and FINOP services. The Company also paid a legal firm controlled by its president $163,916 for compliance and legal services.

The Company has an expense sharing agreement with two entities affiliated through common ownership whereby during the year ended November 30, 2005, the Company incurred $3,336 for rent and $1,651 for operating expenses, including office expense, and telephone expense.

For year ended November 30, 2005, the Company had unpaid legal expenses of $30,596 due to the law firm controlled by its president. The law firm has forgiven this amount and does not expect to invoice or collect that balance. These financials contain no adjustment for this event.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2005. The implementation of FIN No. 46 and FIN

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

46R, had no material impact on the Company's financial statements.

On July 16, 2005, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, *"Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means"* ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2005. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2005), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 5: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2005, the Company's net capital of $27,073 exceeded the minimum net capital requirement by $22,073; and the Company's ratio of aggregate indebtedness ($52,351) to net capital was 1.93 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $ 2,387 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule			$	24,686
Adjustments:				
Non-allowable assets	$	5,609		
Retained earnings		(3,222)		
Total adjustments				2,387
Net capital per audited statements			$	27,073

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2005

Computation of net capital:

Stockholder's equity

Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	16,606	
Total stockholder's equity		$ 27,606
Less: Non allowable assets		
Prepaid taxes	(32)	
Total adjustments		(32)
Net capital before haircuts		27,574
Less: Haircuts		
Money market	(501)	
Total haircuts		(501)
Net Capital		27,073

Computation of net capital requirements:
Minimum net capital requirements

6 2/3 percent of aggregate indebtedness	$ 3,490	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 22,073
Ratio of aggregate indebtedness to net capital	1.93:1	

There is a $2,387 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated November 30, 2005. See Note 6.

See independent auditor's report.

Investment Security Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of November 30, 2005

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Investment Security Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of November 30, 2005

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2005

Board of Directors
Investment Security Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Investment Security Corporation (the Company), for the year ended November 30, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Investment Security Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2005